

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 1, 2008

Mr. David E. Gable
Senior Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

      RE: **KEMET Corporation**
                Form 10-K for the fiscal year ended March 31, 2007
                Filed May 30, 2007
                File No. 1-15491

Dear Mr. Gabel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela J. Crane
                           Accounting Branch Chief